03 MAY -1 AM 7:21

ERG

GROUP

82-2373

Your ref
Our ref CMP-0014-01

17 April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

03022252

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following announcement lodged with the Australian Stock Exchange yesterday:

- ERG Rome Project Expansion gets Green Light

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

dlw 6/4



ASX
AUSTRALIAN STOCK EXCHANGE

03 MAY -1 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/04/2003

TIME: 13:07:58

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Rome Project Expansion

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

16/04/2003 11:08

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release (Ref: CMP-0014-01) - ERG Rome Project Expansion

ASX confirms the release to the market of Doc ID: 49701 as follows:
Release Time: 16-Apr-2003 13:07:50
ASX Code: ERG
File Name: 49701.pdf
Your Announcement Title: ERG Rome Project Expansion Gets Green Light



49701.pdf

DATE 16 April 2003
CONTACT Shaun Duffy – General Manager Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Rome Project Expansion gets Green Light

ERG Group (ERG) today announced that an in principle agreement has been reached between ERG, ATAC (operator of the Rome metropolitan transit system) and Cotral (the major transport operator in the Lazio region surrounding the Rome metropolitan area) allowing the Phase Two expansion of the Rome transit ticketing contract to proceed.

The Phase Two expansion involves the rollout of ERG's smart card based automated fare collection system into the Lazio region surrounding Rome. The expansion will generate revenues of approximately Euro 25 million (A$44.5 million) to ERG over approximately 18 months.

ERG's CEO, Mr Peter Fogarty, said "We are looking forward to putting the delays in this project behind us and generating profitable revenue streams for the Group.

"In addition, the adoption of ERG's technology as the standard for Rome and Lazio significantly strengthens our position for further transit contracts and other smart card applications in Italy.

"It follows our recent contract wins in Seattle, Sydney, Stockholm and Washington DC which together show that ERG's smart card systems are the preferred technology globally."

Under the terms of the original contract, ERG contracted with ATAC to deliver a smart card based automated fare collection system for Rome and the surrounding region of Lazio. However, due to political change and issues outside ERG's control, it has not been possible to proceed with the Phase Two rollout into the Lazio region in accordance with the timeframe originally contemplated.

The agreement between ATAC, Cotral and ERG allows Cotral to contract directly with ERG for the rollout of its automated smart card fare collection system in the Lazio region. Accordingly, ERG and Cotral have entered into a separate agreement under which Cotral will own the equipment, which is expected to be delivered and installed by ERG over the next 18 months.

ERG's automated smart card fare collection system has been successfully operating in Rome since April 2001; however, the delay in rolling out the Lazio part of the contract had a negative impact on ERG's profitability since that time. ERG is separately negotiating a claim with ATAC, the party to the original contract, for the losses caused by this delay.



ERG Rome Project Expansion gets Green Light

ERG already has approximately 500,000 smart cards on issue in Rome and an additional 400,000 are proposed for Cotral.

-END-

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 780 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.